SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2003

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company Savings Plus Plan
For Hourly-Paid Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 17 pages including exhibits. An index of exhibits is on page 16.

Page(s)
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	5
Notes to Financial Statements	6 - 13
Additional Information*
Schedule of Assets (Held at End of Year)	14
CONSENT OF INDEPENDENT REG. PUBLIC ACCOUNTING FIRM

*	The additional information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 (“ERISA”). Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Campbell Soup Company Savings Plus Plan
for Hourly-Paid Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 23, 2004

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
(in thousands)

	2003	2002
Interest in Master Trust, at fair value	$164,042	$135,237

Net Assets Available for Benefits	$164,042	$135,237

The accompanying notes are an integral part of these financial statements.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2003 and 2002
(in thousands)

	2003	2002
Additions:
Additions in net assets attributed to:
Plan’s share of investment income/(losses) of Master Trust	$26,022	$(29,826)
Contributions:
Employer	4,047	3,607
Participants	10,623	11,311

	14,670	14,918

Total additions	40,692	(14,908)

Deductions:
Deductions for net assets attributed to:
Benefits paid to participants	(11,680)	(12,522)
Transfers out, administrative fees and other deductions	(207)	(231)

Total deductions	(11,887)	(12,753)

Net increase/(decrease)	28,805	(27,661)
Net Assets Available for Benefits:
Beginning of year	135,237	162,898

End of year	$164,042	$135,237

The accompanying notes are an integral part of these financial statements.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Savings Plus Plan for Hourly-Paid Employees (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering hourly employees at substantially all domestic locations of Campbell Soup Company (“Company” or “Campbell Soup”) and its subsidiaries and certain other former employees. The Plan participates in the Campbell Soup Company Savings and 401(k) Plans’ Master Trust (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of the other defined contribution plan of the Company within the United States called the Savings Plus Plan for Salaried Employees.

The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions

Participants authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. Monthly contributions are limited to a 15% pre-tax maximum of a participant’s earnings, as defined by the Internal Revenue Code (“IRC”), with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee.

In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 15% of a participant’s earnings, as defined by the IRC, with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for calendar years 2003 and 2002 was limited to $12,000 and $11,000, respectively. Participants may also rollover distributions from other qualified defined benefit or contribution plans into the Plan.

Employer Contributions

The Company makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant’s earnings, as defined by the IRC, beginning after one full year of service. All Company contributions to the Plan are initially invested in the Campbell Soup Company Stock Fund (“Campbell Stock Fund”). Prior to January 1, 2003, these non-participant directed contributions to the Campbell Stock Fund and the related investment earnings could not be transferred to any of the Plan’s other investment funds until the participant’s attainment of age 55 and 10 years of service. Effective January 1, 2003, the Plan was amended to permit participants to transfer all or any portion

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

of the Company contributions to the Campbell Stock Fund and related investment earnings to any of the Plan’s other investment funds at any time.

Also refer to Note 7 for additional information on employer contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as income (cash) or reinvest the dividends back into the Campbell Stock Fund. In 2003 and 2002, dividends paid in cash were $204,734 and $312,643, respectively. These amounts are included in the line item entitled “Plan’s share of investment income/(losses) of Master Trust” in the Statements of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following eleven investment options:

Campbell Stock Fund. Funds are invested primarily in Campbell stock, with a small portion invested in short-term money market instruments for liquidity.

Templeton Foreign Fund. Funds are invested in shares of a registered investment company managed by Templeton Global Advisors Limited that invests primarily in an internationally diversified portfolio of equity securities.

MSI Small Company Growth. Funds are managed by Morgan Stanley Investment Management and are invested primarily in a portfolio of growth oriented equity securities of small U.S. companies and, to a limited extent, international markets.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

Western Asset Core. Funds are managed by Western Asset Management Company and are invested in a portfolio of fixed income securities of various maturities.

Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments (“Fidelity”) which invests in short and long-term investment contracts issued by insurance companies.

Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and international issuers.

Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in dividend-paying common and preferred stocks.

Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in shares of the Standard & Poor’s 500 stock index.

Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and international markets.

In 2003 and 2002, current fund balances remained in the International Growth and Income Fund, a registered investment company managed by Fidelity. However, after January 1, 2002, no contributions were made to the fund.

Participant Loans

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and are charged interest expense which is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. A $35 loan origination fee and a $15 annual loan maintenance fee are charged to participants with loan balances. Such fees are presented as deductions on the Statements of Changes in Net Assets Available for Benefits.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

Payment of Benefits

A participant who has five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of his or her account balance. If a participant is under age 59 1/2, a withdrawal may be made from the participant’s pre-tax account without penalty only if a financial hardship is demonstrated. A six-month suspension is required for all hardship transactions. A penalty of 10% will be assessed by the IRS for premature withdrawals when the participant’s taxes are filed.

Retirees can take a one-time lump sum payment from their account or wait until they are age 70 1/2, at which time they can elect to take annual or periodic (i.e. monthly) distributions from their account. Annual distributions can be taken over five or ten years or over a retiree’s lifetime. Terminated employees can only take a one-time lump sum payment from their account.

Forfeited Accounts

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $38,351 and $147,669, respectively. These accounts will be used to reduce future Company contributions and to offset administrative fees. Also, in 2003 and 2002, forfeited nonvested accounts totaling $128,847 and $0, respectively, were used to reduce the Company’s matching contributions.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Master Trust Participation

The Plan participates in the Master Trust. The Master Trust combines, for administrative purposes, the assets of the Plan and those of the other defined contribution plan of the Company within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust.

Investment Valuation and Income Recognition

The interest of the Plan in the Master Trust is stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Master Trust at year end. The commingled fund (Fidelity’s Managed Income Portfolio) is valued at its net unit value which is based upon the value of the underlying securities at year-end as determined by the Trustee. The fair value of the Campbell Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell stock and short-term money market investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated.

Payment of Benefits

Benefits are recorded when paid.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds and one commingled fund managed by Fidelity. Fidelity is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA. The Plan also offers Campbell stock as an investment option.

Certain administrative expenses are paid by the Company, as provided by the Plan document. Administrative fees for services provided by Fidelity for the Master Trust amounted to approximately $158,000 and $124,000 for the years ended December 31, 2003 and 2002, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

6.	Master Trust

The Net Assets Available for Benefits of the Master Trust at December 31, 2003 and 2002 were as follows (in thousands):

	2003	2002
Assets:
Investments, at fair value	$576,071	$471,672
Investments:
Campbell Stock Fund	220,333	191,254
Commingled fund	32,237	29,418
Registered investment companies	314,646	242,055
Loans to Participants	8,855	8,945

Net Assets Available for Benefits	576,071	471,672

Plan’s interest in Master Trust	$164,042	$135,237

The Plan’s interest in the Net Assets Available for Benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identified by each participating plan.

At December 31, 2003 and 2002, the Plan’s interest in the Master Trust was approximately 28% and 29%, respectively, of the fair value of the Master Trust’s net assets.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

The following summarizes the changes in Net Assets Available for Benefits of the Master Trust for the years ended December 31, 2003 and 2002 (amounts in thousands):

	2003	2002
Additions:
Investment income/(losses)	$98,225	$(106,527)
Contributions:
Employer	10,885	10,227
Participants	35,928	36,975
Transfers in and other additions	95	156

	46,908	47,358

Total additions	145,133	(59,169)

Deductions:
Benefits paid to participants	(40,499)	(44,722)
Administrative fees and other deductions	(235)	(265)

Total deductions	(40,734)	(44,987)

Net increase/(decrease)	104,399	(104,156)
Net Assets Available for Benefits:
Beginning of year	471,672	575,828

End of year	$576,071	$471,672

The Master Trust’s investments (including investments bought and sold, as well as held during the year, appreciated/(depreciated) in value as follows (amounts in thousands):

	Years Ended
	December 31,
	2003	2002
Campbell Stock Fund	$27,136	$(48,317)
Commingled fund	—	—
Registered investment companies	60,551	(65,397)

	$87,687	$(113,714)

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Notes to Financial Statements
December 31, 2003 and 2002

The fair value of investments held which represent 5% or more of the Master Trust’s net assets are as follows (amounts in thousands):

	December 31,
	2003	2002
Campbell Stock Fund	$220,333	$191,254
Fidelity Equity Income Fund	60,875	46,549
Spartan U.S. Equity Index Fund	30,872	22,119
Fidelity Magellan Fund	82,477	65,910
Fidelity Growth Company Fund	61,386	40,765
Fidelity Managed Income Portfolio	32,237	29,418

The Campbell Stock Fund includes non-participant directed investments of $0 and $10,251 at December 31, 2003 and 2002, respectively. Effective January 1, 2003, the Plan was amended to permit participants to transfer all or any portion of the Company contributions to the Campbell Stock Fund and related investment earnings to any of the Plan’s other investment funds at any time after the initial contribution is made.

7.	Subsequent Events

Effective January 1, 2004, the Company increased the amount of matching contributions from 50% to 60% of all participant contributions up to 5% of the participant’s earnings, as defined by the IRC, beginning after one full year of service.

Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Form 5500, Schedule H, Part IV, Item 4i

Schedule of Assets (Held at End of Year)
December 31, 2003
(in thousands)

Identity of Issue	Description of Investment	Current Value
Interest in Campbell Soup Company Savings and 401(k) Plans’ Master Trust		$158,730

* Participant Loans	Interest rates ranging from
	6.00% to 6.75%. The average
	maturity is 2.64 years.	5,312

		$164,042

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS
PLAN FOR HOURLY-PAID EMPLOYEES

By:	/s/ Robert A. Schiffner

Robert A. Schiffner
Member of the Administrative Committee

Date: June 28, 2004

INDEX OF EXHIBITS

Exhibit	Page
I - Consent of Independent Registered Public Accounting Firm	17